SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 15, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:			SMITH & NEPHEW PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights					X
An acquisition or disposal of financial instruments					X
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name			Wellington Management Group LLP
City and country of registered office (if applicable)			Boston, USA
4. Full name of shareholder(s) (if different from 3)
Name
Bank of New York (Nominees) Ltd
BBH ISL NOMINEES LTD
BNY (OCS) Nominees Limited
BNY Mellon Nominees Limited
GOLDMAN SACHS INTERNATIONAL
HSBC Global Custody Nominee (UK) Limited
Japan Trustee Services Bank Ltd.
JP Morgan Chase Nominees Limited
Mellon Nominees (UK) Ltd.
Nortrust Nominees Limited
ROY Nominees Limited
State Street Nominees Limited
VIDACOS NOMINEES LIMITED

City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:			14/10/2019
6. Date on which issuer notified (DD/MM/YYYY):			15/10/2019
7. Total positions of person(s) subject to the notification obligation:
		% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B.1 + 8.B.2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached		4.92%	0.05%	4.97%	874,636,897
Position of previous notification (if applicable)		4.99%	0.05%	5.05%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0009223206 Common Stock		43,006,389			4.92%

SUBTOTAL 8.A	43,006,389			4.92%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted		% of voting rights
Depository Receipt			382 Depository Receipt shares or 764 votes on a converted basis		0.00%

		SUBTOTAL 8.B.1	764		0.00%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swap	15/05/2020	11/04/2019to15/05/2020	Cash	162,800 Equity Swap shares or 162,800 votes on a converted basis	0.02%
Equity Swap	15/05/2020	26/10/2018to15/05/2020	Cash	96,038 Equity Swap shares or 96,038 votes on a converted basis	0.01%
Equity Swap	20/05/2020	27/06/2019to20/05/2020	Cash	64,357 Equity Swap shares or 64,357 votes on a converted basis	0.01%
Equity Swap	20/05/2020	12/04/2017to20/05/2020	Cash	40,478 Equity Swap shares or 40,478 votes on a converted basis	0.00%
Equity Swap	20/05/2020	23/08/2019to20/05/2020	Cash	20,732 Equity Swap shares or 20,732 votes on a converted basis	0.00%
Equity Swap	20/05/2020	13/09/2019to20/05/2020	Cash	9,722 Equity Swap shares or 9,722 votes on a converted basis	0.00%
Equity Swap	05/05/2020	31/07/2019to05/05/2020	Cash	9,570 Equity Swap shares or 9,570 votes on a converted basis	0.00%
Index Future	14/10/2019	01/01/1900to14/10/2019	Cash	2,048 Index Future shares or 7,098 votes on a converted basis	0.00%
Equity Swap	20/05/2020	11/08/2017to20/05/2020	Cash	6,000 Equity Swap shares or 6,000 votes on a converted basis	0.00%
Equity Swap	20/05/2020	28/06/2019to20/05/2020	Cash	5,634 Equity Swap shares or 5,634 votes on a converted basis	0.00%
Equity Swap	20/05/2020	07/07/2017to20/05/2020	Cash	5,169 Equity Swap shares or 5,169 votes on a converted basis	0.00%
Equity Swap	20/05/2020	10/11/2017to20/05/2020	Cash	5,014 Equity Swap shares or 5,014 votes on a converted basis	0.00%
Equity Swap	20/05/2020	26/06/2018to20/05/2020	Cash	3,345 Equity Swap shares or 3,345 votes on a converted basis	0.00%
Equity Swap	20/05/2020	11/08/2017to20/05/2020	Cash	3,102 Equity Swap shares or 3,102 votes on a converted basis	0.00%
Equity Swap	15/05/2020	08/03/2019to15/05/2020	Cash	3,061 Equity Swap shares or 3,061 votes on a converted basis	0.00%
Equity Swap	15/05/2020	03/08/2018to15/05/2020	Cash	2,658 Equity Swap shares or 2,658 votes on a converted basis	0.00%
Equity Swap	20/05/2020	23/04/2019to20/05/2020	Cash	2,307 Equity Swap shares or 2,307 votes on a converted basis	0.00%
Equity Swap	20/05/2020	10/08/2017to20/05/2020	Cash	1,947 Equity Swap shares or 1,947 votes on a converted basis	0.00%
Equity Swap	20/05/2020	27/06/2018to20/05/2020	Cash	1,672 Equity Swap shares or 1,672 votes on a converted basis	0.00%
Equity Swap	20/05/2020	28/06/2018to20/05/2020	Cash	1,672 Equity Swap shares or 1,672 votes on a converted basis	0.00%
Equity Swap	20/05/2020	30/08/2019to20/05/2020	Cash	1,370 Equity Swap shares or 1,370 votes on a converted basis	0.00%
Equity Swap	15/05/2020	18/04/2019to15/05/2020	Cash	1,369 Equity Swap shares or 1,369 votes on a converted basis	0.00%
Equity Swap	15/05/2020	18/04/2019to15/05/2020	Cash	1,342 Equity Swap shares or 1,342 votes on a converted basis	0.00%
Equity Swap	15/05/2020	18/04/2019to15/05/2020	Cash	1,322 Equity Swap shares or 1,322 votes on a converted basis	0.00%
Exchange Traded Fund	14/10/2019	14/10/2019	Cash	378,510 Exchange Traded Fund shares or 1,303 votes on a converted basis	0.00%
Equity Swap	20/05/2020	26/04/2019to20/05/2020	Cash	1,240 Equity Swap shares or 1,240 votes on a converted basis	0.00%
Equity Swap	15/05/2020	18/04/2019to15/05/2020	Cash	1,219 Equity Swap shares or 1,219 votes on a converted basis	0.00%
Equity Swap	15/05/2020	02/05/2019to15/05/2020	Cash	1,212 Equity Swap shares or 1,212 votes on a converted basis	0.00%
Equity Swap	20/05/2020	28/07/2017to20/05/2020	Cash	1,131 Equity Swap shares or 1,131 votes on a converted basis	0.00%
Equity Swap	20/05/2020	04/08/2017to20/05/2020	Cash	1,000 Equity Swap shares or 1,000 votes on a converted basis	0.00%
Index Future	14/10/2019	01/01/1900to14/10/2019	Cash	96 Index Future shares or 334 votes on a converted basis	0.00%
Equity Swap	05/05/2020	13/09/2019to05/05/2020	Cash	298 Equity Swap shares or 298 votes on a converted basis	0.00%

			SUBTOTAL 8.B.2	465,516	0.05%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Wellington Management Group LLP
Wellington Group Holdings LLP
Wellington Investment Advisors Holdings LLP
Wellington Management Company LLP

Wellington Management Group LLP
Wellington Group Holdings LLP
Wellington Investment Advisors Holdings LLP
Wellington Management Global Holdings, Ltd.
Wellington Management International Ltd

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information:

Place of completion			London
Date of completion			15/10/2019

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel:      +44 (0) 1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 15, 2019

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary